Exhibit 99.1


ARIAD

News Release

FOR IMMEDIATE RELEASE   **CONTACT:** Tom Pearson
Corporate Communications
(610) 407-9260

Kathy Lawton
(617) 494-0400

NEW DATA ON ARIAD DRUG CANDIDATES TO TREAT BONE METASTASES AND OSTEOPOROSIS PRESENTED

Four reports at annual meeting of
American Society for Bone and Mineral Research

Cambridge, MA, October 12, 2001 – ARIAD Pharmaceuticals, Inc. (Nasdaq: ARIA) today announced that comprehensive data establishing the activity, selectivity, and potency of its lead product candidates to treat bone metastases and osteoporosis are being reported, for the first time, at the twenty-third annual meeting of the American Society for Bone and Mineral Research. Four presentations will be made at the international meeting, which begins today, by scientists from ARIAD and leading academic teams headed by Brendan Boyce, M.D. of the University of Rochester Medical Center and Michael Rosenblatt, M.D. of Harvard Medical School and the Beth Israel Deaconess Medical Center.

Dr. Boyce reports that ARIAD's small-molecule drug candidates, AP23485 and its analogs, both block bone resorption and stimulate bone formation. The dual activity of specific compounds makes them ideal candidates for the prevention and treatment of osteoporosis. In animal models of postmenopausal osteoporosis, ARIAD's product candidates prevent bone loss and increase bone mass and strength. These beneficial effects were achieved through an entirely different molecular mechanism than that of currently marketed drugs such as the bisphosphonates.

Dr. Boyce also presented data showing that AP23451, ARIAD's drug candidate to treat the complications of cancer due to bone metastases, produced dose-dependent, potent inhibition of bone resorption and blood calcium levels in animal models. Dr. Rosenblatt's group independently corroborated the potent anti-resorptive activity of AP23451 analogs using x-ray computed tomography to quantitate bone density and architecture in an animal model of postmenopausal osteoporosis.

''Currently available therapies for bone metastases and osteoporosis have important clinical limitations. The studies presented at the ASBMR meeting represent major advances in the development of our drug candidates to treat these diseases,'' said Harvey J. Berger, M.D., chairman and chief executive officer of ARIAD. ''AP23451 is targeted to enter clinical trials during the second half of 2002.''

ARIAD's product candidates for bone metastases and osteoporosis are both inhibitors of a cell signaling protein, known as the Src tyrosine kinase. ARIAD scientists designed drug candidates that selectively inhibit this protein *only* in bone using a novel chemistry that optimizes the bone-binding affinity of the compounds. As a result, ARIAD's proprietary compounds are highly selective, potent and without evident toxicity. David Dalgarno, Ph.D., vice president, physical and chemical sciences of ARIAD, will describe this achievement.

An overview of ARIAD's bone-targeted product development programs also will be presented by Tomi Sawyer, Ph.D., vice president, drug discovery of ARIAD, at a special symposium sponsored by the Working Group on Hormone-Receptor Interactions held during the ASBMR meeting.

The ASBMR abstracts (Boyce, 1048; Rosenblatt, F425, and Dalgarno, M311) are available online at the Society's website (www.asbmr.org).

ARIAD is engaged in the discovery and development of breakthrough medicines that regulate cell signaling with small molecules. The Company's lead product candidates – treatments for bone metastases and bone pain, osteoporosis, cancer, anemia and graft-vs-host disease following T cell immunotherapy – all were developed through the integration of genomics, proteomics and structure-based drug design. ARIAD's RegTech cell-signaling regulation technologies are being used by almost 500 academic investigators providing a robust source of potential new technologies, drug targets and product candidates that the Company may develop. ARIAD also has an exclusive license to pioneering technology related to the discovery and development of drugs that modulate the cellular protein, NF-κB, and its associated pathways, which regulate the transcription of key genes involved in many major diseases. Additional information about ARIAD can be found on the web at www.ariad.com.

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